Exhibit 99(b)(1)

Debt Commitment Letter, dated March 20, 2022 from Wells Fargo, National Association and Wells Fargo Securities, LLC and accepted and agreed to by Woodgrain Inc. (the “Debt Commitment Letter”)

WELLS FARGO BANK, NATIONAL ASSOCIATION

877 W. Main Street, 3rd Floor

Boise, Idaho 83702

WELLS FARGO SECURITIES, LLC Duke Energy Center 550 South Tryon Street, 7th Floor Charlotte, North Carolina 28202

CONFIDENTIAL

March 20, 2022

Woodgrain Inc.

300 NW 16th Street

Fruitland, Idaho 83619

Attention:     Darin Holderness, Chief Financial Officer

Re:	Project Blues Commitment Letter
$500 Million Senior Secured Credit Facilities

Ladies and Gentlemen:

You have advised Wells Fargo Bank, National Association (“Wells Fargo Bank”) and Wells Fargo Securities, LLC (“Wells Fargo Securities” and, together with Wells Fargo Bank, the “Commitment Parties” or “we” or “us”) that Woodgrain Inc., an Oregon corporation (the “Borrower” or “you”) seeks financing to (a) fund a portion of the purchase price for the proposed acquisition (the “Acquisition”) of all of the equity interests of the entity described to us by you as “Project Blues” (the “Acquired Company”) from the existing equity holders of the Acquired Company through a tender offer and merger process whereby the Acquired Company will become a wholly owned subsidiary of the Borrower, (b) refinance certain existing indebtedness of the Borrower and its subsidiaries and the Acquired Company and its subsidiaries (such refinancings, collectively, the “Refinancing”), (c) pay fees, commissions and expenses in connection with the Transactions (as defined below) and (d) finance ongoing working capital requirements and other general corporate purposes of the Borrower and its subsidiaries, all as more fully described in the Summary of Terms and Conditions attached hereto as Annex A (the “Term Sheet”). This Commitment Letter (as defined below) describes the general terms and conditions for senior secured credit facilities of $500 million to be provided to the Borrower consisting of (i) a revolving credit facility of $150 million (the “Revolving Credit Facility”) and (ii) a term loan facility of $350 million (the “Term Loan Facility” and, collectively with the Revolving Credit Facility, the “Senior Credit Facilities”).

As used herein, the term “Transactions” means, collectively, the Acquisition, the Refinancing, the initial borrowings and other extensions of credit under the Senior Credit Facilities on the Closing Date and the payment of fees, commissions and expenses in connection with each of the foregoing. This letter, including the Term Sheet and the Conditions Annex attached hereto as Annex B (the “Conditions Annex”), is hereinafter referred to as this “Commitment Letter.” The date on which the Senior Credit Facilities close is referred to as the “Closing Date.” Capitalized terms used but not defined herein shall the meanings assigned to them in the Term Sheet. Except as the context otherwise requires, references to the “Borrower and its subsidiaries” will include the Acquired Company and its subsidiaries after giving effect to the Acquisition.

1.        Commitment. Upon the terms and subject solely to the conditions precedent and the limitations set forth in Section 3, Wells Fargo Bank is pleased to advise you of its commitment to provide to the Borrower 100% of the principal amount of the Senior Credit Facilities (the “Commitment”).

2.        Titles and Roles. Wells Fargo Securities, acting alone or through or with affiliates selected by it, will act as the sole bookrunner and sole lead arranger for the Senior Credit Facilities (in such capacities, the “Lead Arranger”). Wells Fargo Bank will act as the sole administrative agent for the Senior Credit Facilities (in such capacity, the “Administrative Agent”). No additional agents, co-agents, arrangers or bookrunners will be appointed, no other titles will be awarded and no other compensation will be paid (other than compensation expressly contemplated by this Commitment Letter and the Fee Letter (as defined below)) unless you and we shall agree in writing.

3.        Conditions to Commitment. The Commitment of Wells Fargo Bank is subject solely to the satisfaction or waiver by the Commitment Parties of the conditions precedent set forth in the Conditions Annex. Notwithstanding anything in this Commitment Letter, the Fee Letter or the Financing Documentation (as defined in the Term Sheet) or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary:

(a)    the only representations and warranties relating to the Acquired Company, the Borrower and their respective subsidiaries and their respective businesses the accuracy of which shall be a condition to the availability of the Senior Credit Facilities on the Closing Date shall be (i) such of the representations and warranties made by the Acquired Company or its subsidiaries or with respect to the Acquired Company, its subsidiaries or its business in the Acquisition Agreement as are material to the interests of the Lenders (as defined below), but only to the extent that you or your subsidiaries have the right to terminate your or their respective obligations under the Acquisition Agreement or otherwise decline to close the Acquisition as a result of a breach of any such representations and warranties or any such representations and warranties not being accurate (in each case, determined without regard to any notice requirement) (such representations and warranties the “Specified Purchase Agreement Representations”) and (ii) the Specified Representations (as defined below); and

(b)    the terms of the Financing Documentation shall be in a form such that they do not impair the availability of the Senior Credit Facilities that are needed to finance the Transactions occurring on the Closing Date if the conditions set forth in the Conditions Annex are satisfied (it being understood that, to the extent (A) any security interest in any Collateral (other than security interests that may be perfected by (x) the filing of a financing statement under the Uniform Commercial Code and (y) the delivery of certificates evidencing the equity securities required to be pledged pursuant to the Term Sheet to the

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extent the Borrower receives such certificates) is not or cannot be perfected on the Closing Date or (B) any insurance endorsement is not or cannot be provided, in each case under clauses (A) and (B), after your use of commercially reasonable efforts to do so, then the perfection of such security interests or delivery of such insurance endorsement, as the case may be, shall not constitute a condition precedent to the availability of the Senior Credit Facilities on the Closing Date, but instead shall be required to be perfected after the Closing Date pursuant to arrangements and timing to be mutually agreed by the Administrative Agent and the Borrower acting reasonably (but not to exceed 60 days after the Closing Date, unless extended by the Administrative Agent).

For purposes hereof, “Specified Representations” means the representations and warranties set forth in the Term Sheet relating to: (i) organizational existence of the Credit Parties; (ii) corporate power and authority, due authorization, execution and delivery and enforceability, in each case, relating to the Credit Parties entering into and performance of the Financing Documentation, the incurrence of the indebtedness thereunder and the granting of the guarantees and the security interests in respect thereof; (iii) no conflicts with or consents under the Credit Parties’ organizational documents, in each case, relating to the Credit Parties entering into and performance of the Financing Documentation, the incurrence of the indebtedness thereunder and the granting of the guarantees and the security interests in respect thereof; (iv) solvency as of the Closing Date (after giving effect to the Transactions) of the Borrower and its subsidiaries on a consolidated basis (consistent with the solvency certificate attached to this Commitment Letter as Exhibit I to the Conditions Annex); (v) the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”); (vi) Federal Reserve margin regulations; (vii) the Investment Company Act; (viii) use of proceeds not violating applicable sanctions, anti-money laundering laws and anti-corruption laws; (ix) beneficial ownership regulations; and (x) creation, validity and, subject to limitations in clause (b) above, perfection of security interests in the Collateral. This paragraph, and the provisions herein, shall be referred to as the “Limited Conditionality Provision.”

4.	Syndication.

(a)    The Lead Arranger intends and reserves the right, both prior to and after the Closing Date, to secure commitments for the Senior Credit Facilities from a syndicate of banks, financial institutions and other entities (such banks, financial institutions and other entities committing to the Senior Credit Facilities, including Wells Fargo Bank, the “Lenders”) upon the terms and subject to the conditions set forth in this Commitment Letter. Until the earlier of (i) the date that a Successful Syndication (as defined in the Fee Letter) is achieved and (ii) the date that is 60 days following the Closing Date (such earlier date, the “Syndication Date”), you agree to, and will use commercially reasonable efforts to cause appropriate members of management of the Acquired Company to, actively assist us in achieving a syndication of the Senior Credit Facilities that is satisfactory to us and you. To assist us in our syndication efforts, you agree that you will, and will cause your representatives and non-legal advisors to, and will use commercially reasonable efforts to cause appropriate members of management of the Acquired Company and its representatives and advisors (subject to your rights set forth in the Acquisition Agreement) to, (i) provide promptly to the Commitment Parties and the other prospective Lenders upon request all information reasonably deemed necessary by the Lead Arranger to assist the Lead Arranger and each prospective Lender in their evaluation of the Transactions and to complete the syndication (including, without

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limitation, projections prepared by your management of balance sheets, income statements and cash flow statements of you and your subsidiaries for such periods after the Closing Date and during the term of the Senior Credit Facilities), (ii) make your senior management and (to the extent reasonable and practical and subject to your rights set forth in the Acquisition Agreement) appropriate members of management of the Acquired Company available to prospective Lenders on reasonable prior notice and at reasonable times and places, (iii) host, with the Lead Arranger, one or more meetings and/or calls with prospective Lenders at mutually agreed times and locations, (iv) assist, and cause your affiliates and advisors to assist, the Lead Arranger in the preparation of customary marketing materials in form and substance reasonably satisfactory to the Lead Arranger to be used in connection with the syndication, (v) use commercially reasonable efforts to ensure that the syndication efforts of the Lead Arranger benefit materially from the existing lending relationships of the Borrower and (subject to your rights set forth in the Acquisition Agreement) the Acquired Company and (vi) your ensuring (and using your commercially reasonable efforts to cause the Acquired Company to ensure) that prior to the later of the Closing Date and Syndication Date there will be no competing issues, offerings, placements, arrangements or syndications of debt securities or commercial bank or other credit facilities by or on behalf of you or your subsidiaries or the Acquired Company and its subsidiaries (other than debt incurrences permitted pursuant to the Acquisition Agreement), being offered, placed or arranged (other than the Senior Credit Facilities) without the written consent of the Lead Arranger, unless such issuance, offering, placement, arrangement or syndication could not reasonably be expected, in the reasonable discretion of the Lead Arranger, to materially impair the syndication of the Senior Credit Facilities (it being understood that indebtedness incurred in the ordinary course of business of the Borrower and its subsidiaries for capital expenditures and working capital purposes will not materially impair the syndication of the Senior Credit Facilities).

(b)    The Lead Arranger and/or one or more of its affiliates will exclusively manage all aspects of the syndication of the Senior Credit Facilities (in consultation with you), including decisions as to the selection and number of prospective Lenders to be approached, when they will be approached, whose commitments will be accepted, any titles offered to the Lenders and the final allocations of the commitments and any related fees among the Lenders, and the Lead Arranger will exclusively perform all functions and exercise all authority as is customarily performed and exercised in such capacities; provided that any Lenders from which commitments have been accepted shall be reasonably acceptable to you. Notwithstanding the Lead Arranger’s right to syndicate the Senior Credit Facilities and receive commitments with respect thereto, unless otherwise agreed to by you, (i) Wells Fargo Bank shall not be relieved or released from its obligations hereunder (including its obligation to fund the Senior Credit Facilities on the Closing Date in accordance with Conditions Annex) in connection with any syndication, assignment or participation in the Senior Credit Facilities, including its Commitment, until the initial funding under the Senior Credit Facilities on the Closing Date has occurred, (ii) no assignment by Wells Fargo Bank shall become effective with respect to all or any portion of the Commitment until the initial funding of the Senior Credit Facilities and (iii) Wells Fargo Bank will retain exclusive control over all rights and obligations with respect to its Commitment in respect of the Senior Credit Facilities, including all rights with respect to consents, modifications, supplements, waivers and amendments, until the Closing Date has occurred. Without limiting your obligations to assist with the syndication efforts as set forth herein, it is understood that the Commitment is not conditioned upon the syndication of, or receipt of commitments in respect of, the Senior Credit Facilities and in no event shall the commencement of the syndication of the Credit Facilities or the successful completion of the syndication of the Senior Credit Facilities constitute a condition to the availability of the Senior Credit Facilities on the Closing Date.

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5.	Information.

(a)    You represent and warrant (which representation and warranty with respect to the Acquired Company and its subsidiaries made prior to the Closing Date shall be to your knowledge) that (i) all written information and written data (other than the Projections (as defined below), other forward-looking information and information of a general economic or industry specific nature) concerning the Borrower, the Acquired Company and their respective subsidiaries and the Transactions that has been, or will be, made available to the Commitment Parties or the prospective Lenders by you or any of your representatives, subsidiaries or affiliates (or on your or their behalf) (the “Information”), when taken as a whole, (x) is, and in the case of Information made available after the date hereof, will be, complete and correct in all material respects and (y) does not, and in the case of Information made available after the date hereof, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading and (ii) all financial projections concerning the Borrower, the Acquired Company and their respective subsidiaries, taking into account the consummation of the Transactions, that have been or will be made available to the Commitment Parties or the prospective Lenders by you or any of your representatives, subsidiaries or affiliates (or on your or their behalf) (the “Projections”) have been and will be prepared in good faith based upon assumptions believed by you to be reasonable at the time made available to the Commitment Parties or the prospective Lenders, it being understood that such Projections are not to be viewed as facts and that actual results may vary materially from the Projections. You agree that if, at any time prior to the later of the Closing Date and the Syndication Date, you become aware that any of the representations and warranties contained in the preceding sentence would be incorrect in any respect if the Information and Projections were being furnished, and such representations and warranties were being made, at such time, then you will promptly supplement the Information and the Projections so that such representations and warranties are correct in all respects under those circumstances. We will be entitled to use and rely upon, without responsibility to verify independently, the Information and the Projections. You acknowledge that we may share with any of our affiliates (it being understood that such affiliates will be subject to the confidentiality agreements between you and us), and such affiliates may share with the Commitment Parties, any information related to you, the Acquired Company or any of your or its respective subsidiaries or affiliates (including, without limitation, in each case, information relating to creditworthiness) and the transactions contemplated hereby. For the avoidance of doubt, the accuracy of the representations set forth above in this paragraph is not a condition precedent to the commitment hereunder or the funding of the Senior Credit Facilities on the Closing Date.

(b)    You acknowledge that (i) the Commitment Parties will make available, on your behalf, the Information, Projections and other marketing materials and presentations (collectively, the “Informational Materials”), to the prospective Lenders by posting the Informational Materials on SyndTrak Online or by other similar electronic means (collectively, the “Electronic Means”) and (ii) certain prospective Lenders may be “public side” (i.e., lenders that have personnel that do not wish to receive material non-public information (within the meaning of the United States federal securities laws, “MNPI”) with respect to the Borrower, the

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Acquired Company or their respective subsidiaries or any of their respective securities, and who may be engaged in investment and other market-related activities with respect to such entities’ securities (such prospective Lenders, “Public Lenders”). At the request of the Lead Arranger, (A) you will assist, and cause your advisors, and to the extent possible using commercially reasonable efforts (to the extent reasonable and practical and subject to your rights set forth in the Acquisition Agreement), appropriate representatives of the Acquired Company to assist, the Lead Arranger in the preparation of Informational Materials to be used in connection with the syndication of the Senior Credit Facilities to Public Lenders, which will not contain MNPI (the “Public Informational Materials”), (B) you will identify and conspicuously mark any Public Informational Materials “PUBLIC”, and (C) you will identify and conspicuously mark any Informational Materials that include any MNPI as “PRIVATE AND CONFIDENTIAL”. Notwithstanding the foregoing, you agree that the Commitment Parties may distribute the following documents to all prospective Lenders (including the Public Lenders) on your behalf, unless you advise the Commitment Parties in writing (including by email) within a reasonable time prior to their intended distributions that such material should not be distributed to Public Lenders: (w) administrative materials for prospective Lenders such as lender meeting invitations and funding and closing memoranda, (x) notifications of changes in the terms of the Senior Credit Facilities, (y) financial information regarding the Borrower and its subsidiaries (other than the Projections) and (z) other materials intended for prospective Lenders after the initial distribution of the Informational Materials, including drafts and final versions of the Term Sheet and the Financing Documentation. If you advise us in writing (including by email) that any of the foregoing items (other than the Financing Documentation) should not be distributed to Public Lenders, then the Commitment Parties will not distribute such materials to Public Lenders without further discussions with you. Before distribution of any Informational Materials to prospective Lenders, you shall provide us with a customary letter authorizing the dissemination of the Informational Materials and confirming the accuracy and completeness in all material respects of the information contained therein and, in the case of Public Informational Materials, confirming the absence of MNPI therefrom.

(c)    You hereby authorize the Lead Arranger to download copies of the Borrower’s trademark logos from its website and post copies thereof on the SyndTrak site or similar workspace established by the Lead Arranger to syndicate the Senior Credit Facilities and use the logos on any presentations and other marketing materials prepared in connection with the syndication of the Senior Credit Facilities or in any advertisements that we may place after the closing of the Senior Credit Facilities in financial and other newspapers, journals or otherwise, at our own expense describing its services to the Borrower hereunder.

6.        Fees. As consideration for the commitments and agreements of the Commitment Parties hereunder, you agree to cause to be paid the nonrefundable fees described in the letter dated the date hereof and delivered herewith (the “Fee Letter”) on the terms and subject to the conditions set forth therein.

7.        Expenses. You agree to reimburse each of the Commitment Parties and their respective affiliates, from time to time on demand, for all reasonable out-of-pocket costs and expenses of the Commitment Parties and their respective affiliates, including, without limitation, reasonable and documented legal fees and expenses, due diligence expenses and all printing, reproduction, document delivery, travel, CUSIP, SyndTrak and communication costs, incurred in connection with the syndication and execution of the Senior Credit Facilities and the preparation,

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review, negotiation, execution, delivery and enforcement of this Commitment Letter, the Fee Letter, the Financing Documentation and any security arrangements in connection therewith regardless of whether the Closing Date occurs.

8.        Indemnification. You agree to indemnify and hold harmless the Commitment Parties and their respective affiliates and each of their and their respective affiliates’ directors, officers, employees, partners, representatives, advisors and agents and each of their respective successors and assigns (each, an “Indemnified Party”) from and against any and all actions, suits, losses, claims, damages, penalties, liabilities and related expenses of any kind or nature (including legal expenses), joint or several, to which such Indemnified Party may become subject or that may be incurred or asserted or awarded against such Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) (a) any matters contemplated by this Commitment Letter, the Transactions or any related transaction (including, without limitation, the execution and delivery of this Commitment Letter and the Financing Documentation and the closing of the Transactions) or (b) the use or the contemplated use of the proceeds of the Senior Credit Facilities, and will reimburse each Indemnified Party for all out-of-pocket expenses (including reasonable and documented attorneys’ fees, expenses and charges) on demand as they are incurred in connection with any of the foregoing; provided that no Indemnified Party will have any right to indemnification for any of the foregoing to the extent resulting from such Indemnified Party’s own gross negligence or willful misconduct as determined by a court of competent jurisdiction in a final non-appealable judgment. In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by you, your equity holders or creditors or an Indemnified Party, whether or not an Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated. You shall not, without the prior written consent of each Indemnified Party affected thereby, settle any threatened or pending claim or action that would give rise to the right of any Indemnified Party to claim indemnification hereunder unless such settlement (x) includes a full and unconditional release of all liabilities arising out of such claim or action against such Indemnified Party, (y) does not include any statement as to or an admission of fault, culpability or failure to act by or on behalf of such Indemnified Party and (z) requires no action on the part of the Indemnified Party.

9.        Exculpation and Consequential Damages. Without limiting the generality of Section 8, you also agree that the Commitment Parties, their respective affiliates and each of their and their affiliates’ directors, officers, employees, partners, representatives, advisors and agents and each of their respective heirs, successors and assigns (such persons, collectively, the “Commitment Party Related Parties”) shall not have any liability (whether direct or indirect, in contract or tort, or otherwise) to you or your affiliates or to your or their respective equity holders or creditors arising out of, related to or in connection with any aspect of the transactions contemplated hereby, except to the extent (a) such liability to you is determined in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Commitment Party Related Party’s own gross negligence or willful misconduct or a claim brought by you against a Commitment Party Related Party for breach in bad faith of such Commitment Party Related Party’s funding obligations hereunder or (b) otherwise agreed in writing by Wells Fargo Securities as buy-side advisor to the Borrower in connection with the Acquisition. No party hereto

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will be liable to the other for any indirect, consequential, special or punitive damages in connection with this Commitment Letter, the Fee Letter, the Financing Documentation or any other element of the Transactions; provided that nothing in this sentence shall limit your indemnity and reimbursement obligations to the extent that such indirect, consequential, special or punitive damages are included in any claim by a third party with respect to which the applicable Commitment Party Related Party is entitled to indemnification hereunder. No Commitment Party Related Party will be liable to you, your affiliates or any other person for any damages arising from the use by others of Informational Materials or other materials obtained by Electronic Means, except to the extent that your damages are found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such Commitment Party Related Party.

10.	Confidentiality.

(a)    This Commitment Letter and the Fee Letter (collectively, the “Commitment Documents”) and the existence and contents hereof and thereof shall be confidential and may not be disclosed, directly or indirectly, by you in whole or in part to any person without our prior written consent, except for (i) the disclosure of the Commitment Documents on a confidential basis to your directors, officers, employees, accountants, attorneys and other professional advisors who have been advised of their obligation to maintain the confidentiality of the Commitment Documents for the purpose of evaluating, negotiating or entering into the Transactions, (ii) the disclosure of the Commitment Documents as required by law or other compulsory process (in which case, you agree, to the extent permitted by law, to inform us promptly in advance thereof), (iii) the disclosure of the Commitment Documents on a confidential basis to the board of directors, officers and advisors of the Acquired Company in connection with its consideration of the Acquisition, (provided that any information relating to pricing (including in any “market flex” provisions that relate to pricing), fees and expenses has been redacted in a manner acceptable to us) and (iv) the disclosure of this Commitment Letter, but not the Fee Letter, in any required filings with the Securities and Exchange Commission. In connection with any disclosure by you to any third party as set forth above (except as set forth in clause (ii) and clause (iv) above), you shall notify such third party of the confidential nature of the Commitment Documents and agree to be responsible for any failure by any third party to whom you disclosed the Commitment Documents or any portion thereof to maintain the confidentiality of the Commitment Documents or any portion thereof.

(b)    The Commitment Parties shall use all confidential information provided to them by or on behalf of you or your affiliates in the course of the Transactions solely for the purposes of providing the services that are the subject of this Commitment Letter and shall treat all such information as confidential; provided that nothing herein shall prevent the Commitment Parties or their respective affiliates from disclosing any such information, (i) to any Lenders or participants or prospective Lenders or prospective participants (provided that any such disclosure shall be made subject to the acknowledgment and acceptance by such Lender or participant or prospective Lender or prospective participant that such information is being disseminated on a confidential basis (and they shall agree to be bound to substantially the same terms as are set forth in this paragraph or as are otherwise reasonably acceptable to you and us, including as agreed in any marketing materials) in accordance with the standard syndication processes of the Commitment Parties or customary market standard for dissemination of such type of information), (ii) pursuant to the order of any

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court or administrative agency or in any judicial or administrative proceeding or as otherwise required by law or compulsory legal process (in which case the applicable Commitment Party shall use commercially reasonable efforts to promptly notify you, in advance, to the extent practicable and permitted by law), (iii) upon the request or demand of any regulatory authority having jurisdiction over any of the Commitment Parties (in which case the applicable Commitment Party shall use commercially reasonable efforts to, except with respect to any audit or examination conducted by bank accountants or any governmental regulatory authority exercising examination or regulatory authority, promptly notify you, in advance, to the extent practicable and permitted by law), (iv) to their respective affiliates involved in the Transactions and their and their affiliates’ respective directors, officers, employees, accountants, attorneys, agents and other professional advisors (collectively, “Representatives”) on a need-to-know basis who are informed of the confidential nature of such information, (v) to the extent that such information is independently developed by the Commitment Parties, so long as the Commitment Parties have not otherwise breached their confidentiality obligations hereunder and have not developed such information based on information received from a third party that to their knowledge has breached confidentiality obligations owing to you, (vi) to the extent any such information becomes publicly available other than by reason of disclosure by us in breach of this provision, (vii) to the extent that such information is received by a Commitment Party or any or its affiliates from a third party that is not to its knowledge subject to confidentiality obligations to you or your affiliates, (viii) for purposes of establishing a “due diligence” defense, (ix) in connection with the exercise of any remedies hereunder, any action or proceeding relating to the Commitment Documents or the enforcement of rights thereunder or (x) with your prior written consent. The provisions of this paragraph with respect to the Commitment Parties and their respective affiliates shall automatically terminate on the earlier of (A) one year following the date of this Commitment Letter and (B) the execution of the Financing Documentation (in which case, the confidentiality provisions in the Financing Documentation shall supersede the provisions of this paragraph). The terms of this paragraph shall supersede all prior confidentiality or non-disclosure agreements and understandings between you and the Commitment Parties relating to the Transactions.

(c)    The Commitment Parties shall be permitted to use information related to the syndication and arrangement of the Senior Credit Facilities in connection with obtaining a CUSIP number, marketing, press releases or other transactional announcements or updates provided to investor or trade publications, subject to confidentiality obligations or disclosure restrictions reasonably requested by you. Prior to the Closing Date, the Commitment Parties shall have the right to review and approve any public announcement or public filing made by you or the Acquired Company or your or their respective representatives relating to the Senior Credit Facilities or to any of the Commitment Parties or any of their respective affiliates in connection therewith, before any such announcement or filing is made (such approval not to be unreasonably withheld or delayed).

11.        PATRIOT Act Notification; Beneficial Ownership. The Commitment Parties hereby notify you that pursuant to the requirements of the PATRIOT Act and the requirements of 31 C.F.R. § 1010.230 (the “Beneficial Ownership Regulation”), each of them is and each Lender may be required to obtain, verify and record information that identifies the Borrower and the Guarantors, which information includes each of their respective names, addresses, tax identification numbers and other information that will allow the Commitment Parties and the other prospective Lenders to identify the Borrower and they Guarantors in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective for each of us and the prospective Lenders.

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12.	Other Services.

(a)    Nothing contained herein shall limit or preclude the Commitment Parties or any of their respective affiliates from carrying on any business with, providing banking or other financial services to, or from participating in any capacity, including as an equity investor, in any party whatsoever, including, without limitation, any competitor, supplier or customer of you, the Acquired Company or any of your or their respective affiliates, or any other party that may have interests different than or adverse to such parties.

(b)    You acknowledge that the Commitment Parties and their affiliates (the term “Commitment Parties” as used in this Section being understood to include such affiliates) (i) may be providing debt financing, equity capital or other services (including financial advisory services) to other entities and persons with which you, the Acquired Company or your or their respective affiliates may have conflicting interests regarding the Transactions and otherwise, (ii) may act, without violation of its contractual obligations to you, as it deems appropriate with respect to such other entities or persons, and (iii) have no obligation in connection with the Transactions to use, or to furnish to you, the Acquired Company or any of your or their respective affiliates or subsidiaries, confidential information obtained from other entities or persons. In addition, you acknowledge that the Commitment Parties may be arranging or providing (or contemplating arranging or providing) a committed form of acquisition financing to other potential purchasers of the Acquired Company and that, in such capacity, the Commitment Parties may acquire information about the Acquired Company, the sale thereof, and such other potential purchasers and their strategies and proposals, but the Commitment Parties shall have no obligation to disclose to you the substance of such information or the fact that the Commitment Parties are in possession thereof.

(c)    In connection with all aspects of the Transactions, you acknowledge and agree that: (i) the Senior Credit Facilities and any related arranging or other services contemplated in this Commitment Letter constitute an arm’s-length commercial transaction between you and your affiliates, on the one hand, and the Commitment Parties, on the other hand, and you are capable of evaluating and understanding and understand and accept the terms, risks and conditions of the Transactions, (ii) in connection with the process leading to the Transactions, each of the Commitment Parties is and has been acting solely as a principal and not as a financial advisor, agent or fiduciary, for you, the Acquired Company or any of your or their respective management, affiliates, equity holders, directors, officers, employees, creditors or any other party (except as otherwise agreed in writing by Wells Fargo Securities as buy-side advisor to the Borrower in connection with the Acquisition), (iii) no Commitment Party or any affiliate thereof has assumed or will assume an advisory, agency or fiduciary responsibility in your or your affiliates’ favor with respect to any of the Transactions or the process leading thereto (irrespective of whether any Commitment Party or any of its affiliates has advised or is currently advising you or your affiliates or the Acquired Company or its affiliates on other matters) and no Commitment Party has any obligation to you or your affiliates with respect to the Transactions except those obligations expressly set forth in the Commitment Documents (except as otherwise agreed in writing by Wells Fargo Securities as buy-side advisor to the Borrower in connection with the Acquisition), (iv) the Commitment Parties and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from yours and those of your affiliates and no Commitment Party shall have any obligation to disclose any of such interests, and (v) no Commitment Party has provided any legal, accounting, regulatory or tax advice

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with respect to any of the Transactions and you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate. You hereby waive and release, to the fullest extent permitted by law, any claims that you may have against any Commitment Party or any of their respective affiliates with respect to any breach or alleged breach of agency, fiduciary duty or conflict of interest in connection with the Transactions, including in connection with the role of Wells Fargo Securities as buy-side advisor to the Borrower in connection with the Acquisition.

13.	Acceptance/Expiration of Commitments.

(a)    This Commitment Letter and the Commitment of Wells Fargo Bank and the undertakings of Wells Fargo Securities set forth herein shall automatically terminate at 5:00 p.m. (Eastern Time) on March 21, 2022 (the “Acceptance Deadline”), without further action or notice unless signed counterparts of this Commitment Letter and the Fee Letter shall have been delivered to the Lead Arranger by such time.

(b)    In the event this Commitment Letter and the Fee Letter are accepted by you as provided above, the Commitment of Wells Fargo Bank and the undertakings of Wells Fargo Securities set forth herein will automatically terminate without further action or notice upon the earliest to occur of (i) the consummation of the Acquisition (with or without the use of the Senior Credit Facilities), (ii) the termination of the Acquisition Agreement in accordance with its terms, (iii) the date that is three business days after the “End Date” (as defined in the Acquisition Agreement as in effect on the date hereof and subject to the extension provision set forth in Section 10.1(a)(i) of the Acquisition Agreement as in effect on the date hereof), if the Closing Date shall not have occurred on or prior to such date.

14.        Survival. The sections of this Commitment Documents relating to “Expenses”, “Indemnification”, “Exculpation and Consequential Damages”, “Confidentiality”, “Other Services”, “Survival”, “Governing Law” and “Miscellaneous” shall survive any termination or expiration of this Commitment Letter, the Commitment of Wells Fargo Bank or the undertakings of Wells Fargo Securities set forth herein (regardless of whether definitive Financing Documentation is executed and delivered), and the sections relating to “Syndication” and “Information” shall survive until the Syndication Date; provided that your obligations under this Commitment Letter (other than your obligations with respect to the sections of this Commitment Letter relating to “Syndication”, “Information”, “Exculpation and Consequential Damages”, “Confidentiality”, “Other Services”, “Survival” and “Governing Law”) shall be superseded by the provisions of the Financing Documentation upon the initial funding thereunder.

15.        Governing Law. THE COMMITMENT DOCUMENTS, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED HERETO OR THERETO (INCLUDING, WITHOUT LIMITATION, ANY CLAIMS SOUNDING IN CONTRACT LAW OR TORT LAW ARISING OUT OF THE SUBJECT MATTER HEREOF OR THEREOF), SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (INCLUDING SECTION 5-1401 AND SECTION 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK), WITHOUT REFERENCE TO ANY OTHER CONFLICTS OR CHOICE OF LAW PRINCIPLES THEREOF; PROVIDED THAT, NOTWITHSTANDING THE FOREGOING TO THE CONTRARY, IT IS UNDERSTOOD AND AGREED THAT ANY DETERMINATIONS AS TO (X) WHETHER ANY

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SPECIFIED ACQUISITION AGREEMENT REPRESENTATIONS HAVE BEEN BREACHED AND WHETHER AS A RESULT OF ANY BREACH THEREOF YOU HAVE THE RIGHT TO TERMINATE YOUR OBLIGATIONS UNDER THE ACQUISITION AGREEMENT OR TO OTHERWISE DECLINE TO CLOSE THE ACQUISITION, (Y) WHETHER A “MATERIAL ADVERSE EFFECT” (AS DEFINED IN THE ACQUISITION AGREEMENT) HAS OCCURRED, AND (Z) THE DETERMINATION OF WHETHER THE ACQUISITION HAS BEEN CONSUMMATED IN ACCORDANCE WITH THE TERMS OF THE ACQUISITION AGREEMENT SHALL, IN EACH CASE BE GOVERNED BY THE LAWS OF THE STATE OF DELAWARE. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM ARISING OUT OF THE COMMITMENT DOCUMENTS OR THE PERFORMANCE OF SERVICES HEREUNDER OR THEREUNDER. With respect to any suit, action or proceeding arising in respect of the Commitment Documents or any of the matters contemplated hereby or thereby, the parties hereto hereby irrevocably and unconditionally submit to the exclusive jurisdiction of any state or federal court located in the Borough of Manhattan, and irrevocably and unconditionally waive any objection to the laying of venue of such suit, action or proceeding brought in such court and any claim that such suit, action or proceeding has been brought in an inconvenient forum. The parties hereto hereby agree that service of any process, summons, notice or document by registered mail addressed to you or each of the Commitment Parties will be effective service of process against such party for any action or proceeding relating to any such dispute. A final judgment in any such action or proceeding may be enforced in any other courts with jurisdiction over you or each of the Commitment Parties, as applicable.

16.        Miscellaneous. The Commitment Documents embody the entire agreement and understanding among the Commitment Parties and their respective affiliates and you and your affiliates with respect to the specific matters set forth above and supersede all prior agreements and understandings relating to the subject matter hereof or thereof (except as otherwise agreed in writing by Wells Fargo Securities as buy-side advisor to the Borrower in connection with the Acquisition). No person has been authorized by any of the Commitment Parties to make any oral or written statements inconsistent with the Commitment Documents. The Commitment Documents shall not be assignable by any party hereto without the prior written consent of the other parties hereto, and any purported assignment without such consent shall be void. Notwithstanding the foregoing, Wells Fargo Bank may assign the Commitments hereunder, in whole or in part, to any of its affiliates or other Lenders, subject to the limitations set forth in Section 4(b). The Commitment Documents are not intended to benefit or create any rights in favor of any person other than the parties hereto, the prospective Lenders and, with respect to Section 8, each Indemnified Party and with respect to Section 9, each Commitment Party Related Party. The Commitment Documents may be executed in separate counterparts with the same effect as if all signatory parties had signed the same document, all of which taken together shall together be considered the same agreement. The execution and delivery of the Commitment Documents shall be deemed to include electronic signatures on electronic platforms approved by the Lead Arranger, which shall be of the same legal effect, validity or enforceability as delivery of a manually executed signature, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act; provided that, upon the

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request of any party hereto, such electronic signature shall be promptly followed by the original thereof. The Commitment Documents may only be amended, modified or superseded by an agreement in writing signed by each of you and the Commitment Parties, and shall remain in full force and effect and not be superseded by any other documentation unless such other documentation is signed by each of the parties hereto and expressly states that this Commitment Letter or the Fee Letter, as applicable, is superseded thereby.

[Signature Pages Follow]

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If you are in agreement with the foregoing, please indicate acceptance of the terms hereof by signing the enclosed counterpart of this Commitment Letter and returning it to the Lead Arranger, together with executed counterparts of the Fee Letter, by no later than the Acceptance Deadline.

Sincerely,

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:	/s/ Michael Cenarrusa
Name: Michael Cenarrusa
Title: Senior Vice President

WELLS FARGO SECURITIES, LLC

By:	/s/ Jonathan Temesgen
Name: Jonathan Temesgen
Title: Managing Director

Agreed to and accepted as of the date first

above written:

WOODGRAIN INC.

By:	/s/ Darin Holderness
Name: Darin Holderness
Title: Chief Financial Officer

ANNEX A

Project Blues

Senior Secured Credit Facilities

Summary of Terms and Conditions

Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Commitment Letter to which this Summary of Terms and Conditions is attached

Borrower:	Woodgrain Inc., an Oregon corporation (the “Borrower”).

Sole Lead Arranger and Sole Bookrunner:	Wells Fargo Securities, LLC (in such capacity, the “Lead Arranger”).

Lenders:	Wells Fargo Bank, National Association and a syndicate of financial institutions and other entities (each, a “Lender” and, collectively, the “Lenders”).

Administrative Agent:	Wells Fargo Bank, National Association (in such capacity, the “Administrative Agent.”

Senior Credit Facilities:

Senior secured credit facilities (the “Senior Credit Facilities”) in an aggregate principal amount of $500 million, to consist of:

(a)   Revolving Credit Facility. A revolving credit facility in an aggregate principal amount of $150 million (the “Revolving Credit Facility”) (with subfacilities for standby letters of credit (each, a “Letter of Credit”) and swingline loans (each, a “Swingline Loan”), each in a maximum amount to be mutually determined and on customary terms and conditions). Letters of Credit will be issued by Wells Fargo Bank, National Association (in such capacity, the “Issuing Lender”). Swingline Loans may be made available by Wells Fargo, National Association (in such capacity, the “Swingline Lender”) at its sole discretion. Each Lender with a commitment under the Revolving Credit Facility will purchase an irrevocable and unconditional participation in each Letter of Credit and Swingline Loan.

(b)   Term Loan Facility. A term loan facility in an aggregate principal amount of $350 million (the “Term Loan Facility”).

Use of Proceeds:

The proceeds of the Term Loan Facility will be used to finance (a) the consummation of the Acquisition, (b) the Refinancing and (c) the payment of fees and expenses incurred in connection with the Acquisition, the Refinancing and the Senior Credit Facilities (collectively, the “Transactions”).

The Revolving Credit Facility will be used to provide ongoing working capital and for other general corporate purposes of the Borrower and its subsidiaries.

Closing Date:	The date on which the Senior Credit Facilities are closed (the “Closing Date”).

Availability:

The Revolving Credit Facility will be available on a revolving basis from and after the Closing Date until the Maturity Date (as defined below); provided that no more than $50 million may be drawn on the Closing Date.

The Term Loan Facility will be available only in a single draw of the full amount of the Term Loan Facility on the Closing Date.

Incremental Increases:

After the Closing Date, the Borrower will be permitted to incur (a) additional term loans under a new term facility that will be included in the Senior Credit Facilities (each, an “Incremental Term Loan”) and/or (b) increases in the Revolving Credit Facility (each, a “Revolving Facility Increase”; Revolving Facility Increases and Incremental Term Loans being referred to as “Incremental Increases”), in an aggregate principal amount for all such Incremental Increases not to exceed the greater of (x) $150 million and (y) 100% of consolidated EBITDA (to be defined in the Financing Documentation) for the most recently ended four fiscal quarter period; provided that:

(i)  no default or event of default exists immediately prior to or after giving effect thereto;

(ii)  all of the representations and warranties in the Financing Documentation (as defined below) shall be true and correct in all material respects (or if qualified by materiality or material adverse effect, in all respects) as of the date of such Incremental Increase, as applicable, or if such representation speaks as of an earlier date, as of such earlier date;

(iii)   no Lender will be required or otherwise obligated to provide any portion of such Incremental Increase;

(iv) the Borrower is in compliance, on a pro forma basis after giving effect to the incurrence of any such Incremental Increase (and assuming that the commitments under such Incremental Term Loan and such Revolving Facility Increase are fully drawn) and any permitted acquisition, refinancing of debt or other event giving rise to a pro forma adjustment, with the financial maintenance covenants in the Financing Documentation;

(v)   the maturity date of any such Incremental Term Loan shall be no earlier than the Maturity Date and the weighted average life of such Incremental Term Loan shall be no shorter than the then remaining weighted average life of the Term Loan Facility;

(vi) the interest rate margins and (subject to clause (v)) amortization schedule applicable to any Incremental Term Loan shall be determined by the Borrower and the lenders thereunder;

(vii)  the other terms and documentation in respect of any Incremental Term Loans, to the extent not consistent with the Term Loan Facility, will be reasonably satisfactory to the Administrative Agent and the Borrower; and

(viii)  each such Revolving Facility Increase shall have the same terms, including interest rate and unused fees (but may have different upfront fees), as the Revolving Credit Facility.

Notwithstanding the foregoing, in the case of any Incremental Term Loan the proceeds of which are used solely to finance a substantially concurrent permitted acquisition that is not conditioned upon obtaining of financing (each, a “Limited Condition Acquisition”) and the related transaction costs and expenses associated with such Limited Condition Acquisition, the Financing Documentation shall provide, on terms and conditions to be agreed, that the foregoing conditions and any conditions to the consummation of such Limited Condition Acquisition shall, if agreed to by the Administrative Agent and the applicable lenders providing the applicable Incremental Term Loan, be subject to customary “certain funds” or “SunGard” limitations.

Incremental Increases will have the same Guarantees (as defined below) from the Guarantors (as defined below) and will be secured on a pari passu basis by the same Collateral as the other Senior Credit Facilities.

The proceeds of any Incremental Increases may be used for general corporate purposes of the Borrower and its subsidiaries.

Documentation:	The documentation for the Senior Credit Facilities will include, among other items, a credit agreement, guarantees and appropriate pledge, security and other collateral documents (collectively, the “Financing Documentation”), all consistent with this Summary of Terms and Conditions.

Guarantors:	The obligations of (a) the Borrower under the Senior Credit Facilities and (b) the Borrower and its subsidiaries under any hedging agreements and under any treasury management arrangements entered into between the Borrower and its subsidiaries and any counterparty that is the Lead Arranger, the Administrative Agent or a Lender (or any affiliate thereof) at the time such hedging agreement or treasury management arrangement is executed (or existing on the Closing Date) (collectively, the “Secured Obligations”) will be unconditionally guaranteed, on a joint and several basis, by the Borrower (with respect to Secured Obligations of subsidiaries of the Borrower) and each existing and subsequently acquired or formed direct and indirect subsidiary of the Borrower (each, a “Guarantor”; such guarantee being referred to as a “Guarantee”); provided that Guarantees by foreign subsidiaries will be required only to the extent such Guarantees would not have material adverse federal income tax consequences for the Borrower. All Guarantees shall be guarantees of payment and not of collection. The Borrower and the Guarantors are herein referred to as the “Credit Parties.”

Security:

The Secured Obligations will be secured by valid and perfected first priority (subject to certain customary exceptions satisfactory to the Administrative Agent and set forth in the Financing Documentation) security interests in and liens on all of the following (collectively, the “Collateral”):

(a)   (i) 100% of the equity interests of all present and future domestic subsidiaries of any Credit Party and (ii) 65% of the voting equity interests and 100% of the non-voting equity interests of all present and future first-tier foreign subsidiaries of any Credit Party or such greater percentage as would not result in material adverse federal income tax consequences for the Borrower;

(b)   All of the tangible and intangible personal property and assets of the Credit Parties (including, without limitation, all equipment, inventory and other goods, accounts, licenses, contracts, intercompany loans, intellectual property and other general intangibles, deposit accounts, securities accounts and other investment property and cash); and

(c)   All products, profits, rents and proceeds of the foregoing.

All owned real property will be subject to a customary negative pledge to be set forth in the Financing Documentation; provided that certain owned real property acquired in connection with the Acquisition will be permitted to be sold or financed on terms to be agreed upon.

Final Maturity:

The final maturity of the Revolving Credit Facility will occur on the 5th anniversary of the Closing Date (the “Maturity Date”) and the commitments with respect to the Revolving Credit Facility will automatically terminate and all amounts outstanding under the Revolving Credit Facility shall be due and payable on such date.

The final maturity of the Term Loan Facility will occur on the Maturity Date.

Amortization:	The Term Loan Facility will amortize in equal quarterly installments based on the following annual amortization table, with the remainder due on the Maturity Date:

Loan Year	Percentage
1	5.0%
2	5.0%
3	7.5%
4	7.5%
5	10.0%

Interest Rates and Fees:	Interest rates and fees in connection with the Senior Credit Facilities will be as specified on Schedule I attached hereto.
Mandatory Prepayments:

The Senior Credit Facilities will be required to be prepaid with:

(a)   100% of the net cash proceeds of the issuance or incurrence of debt by the Borrower or any of its subsidiaries (other than any debt permitted to be issued or incurred pursuant to the terms of the Financing Documentation);

(b)   100% of the net cash proceeds of all asset sales, insurance and condemnation recoveries and other asset dispositions by the Borrower or any of its subsidiaries (including sale leaseback transactions and the issuance by any such subsidiary of any of its equity interests) in excess of $5 million in the aggregate per year, subject to reinvestment provisions in assets used or usable in the businesses of the Borrower and its subsidiaries to be mutually agreed upon; and

(c)   50% of Excess Cash Flow (to be defined in the Financing Documentation) for each fiscal year of the Borrower (commencing with the 2022 fiscal year) if the Total Leverage Ratio (as defined below) as of the end of such fiscal year is greater than 2.50 to 1.00 (subject to 100% credit for any voluntary prepayment of the loans under the Senior Credit Facilities (accompanied by a corresponding permanent reduction in the aggregate commitment in the case of voluntary prepayments of loans under the Revolving Credit Facility)).

All such mandatory prepayments will be applied first, to prepay outstanding loans under the Term Loan Facility and any Incremental Term Loans on a pro rata basis and second, to prepay outstanding loans under the Revolving Credit Facility (without a permanent reduction in the commitments under the Revolving Credit Facility). All such mandatory prepayments of the Term Loan Facility and any Incremental Term Loans will be applied to the remaining scheduled amortization payments on a pro rata basis.

Optional Prepayments and Commitment Reductions:

Loans under the Senior Credit Facilities may be prepaid and unused commitments under the Revolving Credit Facility may be reduced at any time, in whole or in part, at the option of the Borrower, upon notice and in minimum principal amounts and in multiples to be agreed upon, without premium or penalty (except Adjusted Term SOFR and Daily Simple SOFR breakage costs). Any optional prepayment of the Term Loan Facility or any Incremental Term Loans will be applied as directed by the Borrower.

Conditions to Closing and Initial Extensions of Credit:	The Closing Date and the making of the initial extensions of credit under the Senior Credit Facilities will be subject solely to satisfaction of the conditions precedent set forth in the Conditions Annex.

Conditions to All Extensions of Credit After the Closing Date:	Each extension of credit under the Senior Credit Facilities made after the initial extensions of credit on the Closing Date will be subject to satisfaction of the following conditions precedent (subject to the limitations set forth above with respect to the funding of an Incremental Term Loan to finance a Limited Condition Acquisition): (a) all of the representations and warranties in the Financing Documentation shall be true and correct in all material respects (or if qualified by materiality or material adverse effect, in all respects) as of the date of such extension of credit, or if such representation speaks as of an earlier date, as of such earlier date, (b) no default or event of default under the Financing Documentation shall have occurred and be continuing or would result from such extension of credit and (c) delivery of a customary request for extension of credit.

Representations and Warranties:	Usual and customary for facilities of this type, including, but not limited to, the following (which will be applicable to the Borrower and its subsidiaries and be subject to materiality thresholds and exceptions to be mutually agreed upon): organizational and legal status, power and qualification (including not being an affected financial institution, a legal entity customer under beneficial ownership regulations or a covered entity under the QFC regulations); ownership and capitalization; authorization, execution, delivery and enforceability; no conflict with laws or material agreements and no requirement for consents or approvals; compliance with all applicable laws and regulations and maintenance of all required consents and approvals; payment of taxes; intellectual property; environmental matters; ERISA and employee benefit matters; the Investment Company Act and other governmental regulations; margin stock; material contracts; employee and labor relations; financial statements; absence of any material adverse change; solvency; title to properties; absence of material litigation; anti-corruption laws, anti-money laundering laws and sanctions; no default; senior debt status; and accuracy of disclosure (including, without limitation, accuracy of information contain in any beneficial ownership certification) and collateral matters including, without limitation, perfection and priority of liens.

Affirmative Covenants:	Usual and customary for facilities of this type, including, but not limited to, the following (which will be applicable to the Borrower and its subsidiaries and be subject to materiality thresholds and exceptions to be mutually agreed upon): financial and collateral reporting (including annual audited and quarterly unaudited financial statements (in each case, accompanied by covenant compliance certificates and management discussion and analysis) and annual updated budgets); other reports and notices (including notices of defaults, litigation and other material events and delivery of management letters); continuation of business and maintenance of existence; maintenance of property, rights and privileges; maintenance of insurance (including hazard and business interruption insurance); maintenance of books and records; payment of taxes and other obligations; compliance with laws and regulations (including environmental laws and ERISA); right of the Administrative Agent and Lenders to inspect property and books and records; additional Guarantors and Collateral; use of proceeds; anti-corruption laws, anti-money laundering laws and sanctions; beneficial ownership regulation; further assurances and, if applicable, post-closing obligations.

Negative Covenants:

Usual and customary for facilities of this type, including, but not limited to, the following (which will be applicable to the Borrower and its subsidiaries): limitation on debt (including disqualified equity interests); limitation on liens; limitation on loans, advances, acquisitions and other investments; limitation on fundamental changes; limitation on asset sales and other dispositions (including, without limitation, sale-leaseback transactions and dispositions arising from statutory divisions); limitation on dividends, distributions, redemptions and repurchases of equity interests (“Restricted Payments”); limitation on transactions with affiliates; limitation on fiscal year and accounting practices; limitation on amendment of organizational documents; limitation on amendments of, or prepayments, redemptions and purchases of, subordinated and certain other unsecured debt (“Junior Debt Prepayments”); limitation on negative pledges, dividend and other payment restrictions affecting subsidiaries and other restrictive agreements; limitation on changes in line of business and limitation on disposals of subsidiary interests.

Such negative covenants will be subject to materiality thresholds and exceptions to be mutually agreed, including, but not limited to, the following:

(a)   Indebtedness. To include certain scheduled indebtedness as well as baskets for (i) indebtedness in connection with capital leases or finance leases not to exceed $25 million at any time outstanding, (ii) unsecured indebtedness (“Unsecured Ratio Indebtedness”) in an unlimited amount, subject to (A) no default or event of default, (B) pro forma compliance with a Total Leverage Ratio that is 0.25 to 1.00 lower than the maximum Total Leverage Ratio allowed at the time of incurrence or assumption under the section below entitled “Financial Covenants” (which, if requested by the Administrative Agent, shall be demonstrated in a compliance certificate) and (C) certain other criteria to be mutually agreed upon, (iii) indebtedness acquired in connection with a permitted acquisition of up to $35 million at any time outstanding, (iv) indebtedness in connection with industrial revenue bonds and new markets tax credit financing not to exceed an amount to be agreed upon at any time outstanding, (v) a basket for real estate financing in an amount to be agreed upon and (vi) a general basket for indebtedness of up to $35 million at any time outstanding.

(b)   Liens. To include baskets for permitted capital lease and finance lease debt and a general basket for liens securing indebtedness of up to $35 million at any time outstanding.

(c)   Investments. To include baskets for (i) permitted acquisitions, subject to (A) no event of default, (B) pro forma compliance with a Total Leverage Ratio that is 0.25 to 1.00 lower than the maximum Total Leverage Ratio allowed at the time of incurrence or assumption under the section below entitled “Financial Covenants” (which, for acquisitions over a certain threshold, shall be demonstrated in a compliance certificate) and (C) certain other customary requirements, (ii) investments utilizing the Available Amount (as defined below), subject to (A) no default or event of default and (B) pro forma compliance with a Total Leverage Ratio of less than 2.50 to 1.00 (which, if requested by the Administrative Agent, shall be demonstrated in a compliance certificate), and (iii) a general basket for investments of up to $35 million.

(d)   Restricted Payments and Junior Debt Prepayments. To include (i) Restricted Payments and Junior Debt Prepayments utilizing the Available Amount, subject to (A) no default or event of default and (B) pro forma compliance with a Total Leverage Ratio of less than 2.50 to 1.00 (which, if requested by the Administrative Agent, shall be demonstrated in a compliance certificate) and (ii) a general basket for Restricted Payments and Junior Debt Prepayments of up to $35 million in the aggregate during the term of the Senior Credit Facilities.

(e)   Asset Sales and Other Dispositions. To include customary exceptions as well as (i) a basket for the sale of assets related to the specific division of the Acquired Company previously disclosed to the Lead Arranger and (ii) a general basket for asset sales and other dispositions in an aggregate amount not to exceed 10% of consolidated total assets in any year, subject to (A) no default or event of default and (B) at least 75% of the consideration for such asset sale or other disposition being paid in cash or cash equivalents, in each case of clauses (i) and (ii), subject to the “Mandatory Prepayments” provisions above.

“Available Amount” means, on any date of determination, an amount equal to (a) an amount, not less than zero, equal to 50% of consolidated net income for the period (taken as one accounting period) from and including the first full fiscal quarter ending after the Closing Date to the end of the fiscal quarter most recently ended in respect of which a compliance certificate has been delivered, minus (b) the amount of all investments, Restricted Payments and Junior Debt Prepayments made from the Available Amount on or prior to such date.

Financial Covenants:

(a)   Total Leverage Ratio. A Total Leverage Ratio (defined generally as the ratio of (i) total funded indebtedness to (ii) consolidated EBITDA for the most recently ended four fiscal quarter period) not to exceed 3.25 to 1.00.

(b)   Interest Coverage Ratio. An Interest Coverage Ratio (defined generally as the ratio of (i) consolidated EBITDA for the most recently ended four fiscal quarter period to (ii) cash interest expense for such period) of not less than 3.00 to 1.00.

Consolidated EBITDA in the Financing Documentation shall be calculated on a pro forma basis including EBTIDA in connection with acquisitions and dispositions and other adjustments and add-backs to be agreed.

For purposes of determining compliance with the financial covenants, any cash equity contribution (which equity will be in the form of common equity or other “qualified” equity having terms reasonably acceptable to the Administrative Agent) made to the Borrower after the end of a fiscal quarter and on or prior to the day that is 10 days after the day on which financial statements are required to be delivered for such fiscal quarter will, at the request of the Borrower, be included in the calculation of consolidated EBITDA solely for the purposes of determining compliance with the financial covenants at the end of such fiscal quarter and each applicable subsequent period (any such equity contribution so included in the calculation of Consolidated EBITDA, a “Specified Equity Contribution”); provided that (a) in each four consecutive fiscal quarter period there will be a period of at least two fiscal quarters in which no Specified Equity Contribution is made, (b) no more than three Specified Equity Contributions may be made during the term of the Senior Credit Facilities, (c) the amount of any Specified Equity Contribution in any period will be no greater than the amount required to cause the Borrower to be in compliance with the financial covenants for such period, (d) each Specified Equity Contribution shall be counted solely for the purposes of the financial covenants and shall not be included for the purposes of determining pricing, the availability or amount of any covenant baskets or carve-outs or for any other purpose and (e) for purposes of calculating the financial covenants for the fiscal quarter for which the Specified Equity Contribution is made, there shall be no pro forma or other reduction of indebtedness with the proceeds of any Specified Equity Contribution.

Events of Default:	Usual and customary for facilities of this type, including, but not limited to, the following (with materiality thresholds, exceptions and grace and/or cure periods to be mutually agreed upon): non-payment of obligations; inaccuracy of representation or warranty; non-performance of covenants and obligations; default on other material debt (including hedging agreements); change of control; bankruptcy or insolvency; failure of agreements; ERISA events; material judgments; and actual or asserted invalidity or unenforceability of any Financing Documentation or liens securing obligations under the Financing Documentation.

Defaulting Lender Provisions, Yield Protection and Increased Costs:	Customary for facilities of this type, including, without limitation, in respect of breakage or redeployment costs incurred in connection with prepayments, cash collateralization for Letters of Credit or Swingline Loans in the event any lender under the Revolving Credit Facility becomes a Defaulting Lender (as such term shall be defined in the Financing Documentation), changes in capital adequacy and capital requirements or their interpretation (provided that (i) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision or by United States or foreign regulatory authorities, in each case pursuant to Basel III, and (ii) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements and directives thereunder or issued in connection therewith or in implementation thereof, shall in each case be deemed to be a change in law, regardless of the date enacted, adopted, issued or implemented), illegality, unavailability, reserves without proration or offset and payments free and clear of withholding or other taxes.

EU/UK Bail-In / ERISA / QFC:	Customary “EU/UK Bail-In” and “qualified financial contract” provisions, representations, and warranties relating to “plan assets” shall be included in the Financing Documentation.

Assignments and Participations:

(a)   Revolving Credit Facility: Subject to the consents described below, each Lender will be permitted to make assignments in respect of the Revolving Credit Facility in a minimum amount equal to $5 million.

(b)   Term Loan Facility: Subject to the consents described below, each Lender will be permitted to make assignments in respect of the Term Loan Facility and any Incremental Term Loan in a minimum amount equal to $5 million.

(c)   Consents: The consent of the Borrower (such consent not to be unreasonably withheld or delayed) will be required for any assignment unless (i) an Event of Default has occurred and is continuing or (ii) the assignment is to a Lender, an affiliate of a Lender or an Approved Fund (as such term shall be defined in the Financing Documentation); provided, that the Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within 10 business days after having received notice thereof. The consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed) will be required for any assignment (i) in respect of the Revolving Credit

Facility or an unfunded commitment under the Term Loan Facility, to an entity that is not a Lender with a commitment in respect of the applicable Facility, an affiliate of such Lender or an Approved Fund with respect to such a Lender and (ii) in respect of the Term Loan Facility or any Incremental Term Loan, to an entity that is not a Lender, an affiliate of a Lender or an Approved Fund. The consent of the Issuing Lender(s) and the Swingline Lender (such consents not to be unreasonably withheld or delayed) will be required for any assignment under the Revolving Credit Facility. Participations will be permitted without the consent of the Borrower or the Administrative Agent.

(d)   No Assignment or Participation to Certain Persons. No assignment or participation may be made to natural persons, the Borrower or any of its affiliates or subsidiaries. No assignments may be made to any Defaulting Lender.

Required Lenders:	On any date of determination, those Lenders who collectively hold more than 50% of the outstanding loans and unfunded commitments under the Senior Credit Facilities, or if the Senior Credit Facilities have been terminated, those Lenders who collectively hold more than 50% of the aggregate outstandings under the Senior Credit Facilities (the “Required Lenders”); provided that if any Lender shall be a Defaulting Lender at such time, then the outstanding loans and unfunded commitments under the Senior Credit Facilities of such Defaulting Lender shall be excluded from the determination of Required Lenders.

Amendments and Waivers:

Amendments and waivers of the provisions of the Financing Documentation will require the approval of the Required Lenders, except that (a) the consent of all Lenders directly adversely affected thereby will be required with respect to (i) increases in the commitment of such Lenders, (ii) reductions of principal, interest, fees or other amounts (except a waiver of the obligation to pay default interest), (iii) extensions of scheduled maturities or times for payment (excluding a waiver of the obligation to make a mandatory prepayment), (iv) reductions in the voting percentages, (v) modifications to any pro rata sharing provisions and (vi) subordination of any of the obligations owed to such Lenders, (b) the consent of all Lenders will be required with respect to releases or subordination of all or substantially all of the value of the Collateral or Guarantors (other than in connection with transactions permitted pursuant to the Financing Documentation) and (c) the consent of the Lenders holding more than 50% of the outstanding loans and unfunded commitments under the Revolving Credit Facility shall be required to approve any amendment, waiver or consent for the purpose of waiving or modifying a condition precedent to borrowing under the Revolving Credit Facility that would not be satisfied but for such amendment, waiver or consent.

The Financing Documentation will contain customary provisions for the replacement of lenders in connection with all-lender or all-affected lender voting matters.

Indemnification and Expense Reimbursement:	Usual and customary for transactions of this nature.

Governing Law; Exclusive Jurisdiction and Forum:	The Financing Documentation will provide that each party thereto will submit to the exclusive jurisdiction and venue of the federal and state courts of the State of New York (except to the extent the Administrative Agent or any Lender requires submission to any other jurisdiction in connection with the exercise of any rights under any security document or the enforcement of any judgment). New York law will govern the Financing Documentation, except with respect to certain security documents where applicable local law is necessary for enforceability or perfection.

Waiver of Jury Trial and Punitive and Consequential Damages:	All parties shall waive the right to trial by jury and the right to claim punitive or consequential damages.

Counsel for the Lead Arranger and the Administrative Agent:	McGuireWoods LLP.

Schedule I

Interest and Fees

Interest:

At the Borrower’s option, loans (other than Swingline Loans) will bear interest based on the Base Rate, Adjusted Term SOFR (as defined below) or Daily Simple SOFR (as defined below), as described below:

A. Base Rate Option

Interest will be at the Base Rate plus the applicable Interest Margin (as defined below). The “Base Rate” is defined as the highest of (a) the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 1/2 of 1%, (b) the prime commercial lending rate of the Administrative Agent, as established from time to time at its principal U.S. office (which such rate is an index or base rate and will not necessarily be its lowest or best rate charged to its customers or other banks) and (c) the daily Adjusted Term SOFR for a one-month tenor plus 1%. Interest shall be payable quarterly in arrears. Any loan bearing interest at the Base Rate is referred to herein as a “Base Rate Loan.”

B. Adjusted Term SOFR/Daily Simple SOFR Option

Interest will be determined, at the election of the Borrower, pursuant to either clause (1) or clause (2) below:

(1) Interest will be determined for periods (“Interest Periods”) of one, three or six months as selected by the Borrower and will be at the forward-looking term rate based on the secured overnight financing rate (“SOFR”) that is published by CME Group Benchmark Administration Limited (CBA) (or a successor administrator of such rate) (“Term SOFR”) plus the Term SOFR Adjustment, as defined below (when added to Term SOFR, “Adjusted Term SOFR”) plus the applicable Interest Margin. Adjusted Term SOFR will be determined by the Administrative Agent at the start of each Interest Period and, other than in the case of Adjusted Term SOFR used in determining the Base Rate, will be fixed through such period. Interest will be paid on the last day of each Interest Period or, in the case of Interest Periods longer than three months, every three months. Adjusted Term SOFR in no event shall be less than 0%. Any loan bearing interest at Adjusted Term SOFR (other than a Base Rate Loan for which interest is determined by reference to Adjusted Term SOFR) is referred to herein as a “SOFR Loan.” The Financing Documentation will contain provisions with respect to the establishment of a successor interest rate for Adjusted Term SOFR.

“Term SOFR Adjustment” means, (a) for any calculation with respect to a Base Rate Loan, 0.10% and (b) for any calculation with respect to a SOFR Loan (i) 0.10% for an Interest Period of one month, (ii) 0.15% for an Interest Period of three months and (iii) 0.25% for an Interest Period of six months.

(2) Interest will be determined based upon the daily secured overnight financing rate (“SOFR”) that is administered by the Federal Reserve Bank of New York (or a successor administrator of such rate) with a 5 U.S. government securities business day lookback (“Daily Simple SOFR”) plus the applicable Interest Margin. Interest will be paid quarterly in arrears. Daily Simple SOFR in no event shall be less than 0%. Any loan bearing interest at Daily Simple SOFR (other than a Base Rate Loan for which interest is determined by reference to Daily Simple SOFR) is referred to herein as a “SOFR Loan.” The Financing Documentation will contain provisions with respect to the establishment of a successor interest rate for Daily Simple SOFR.

C. Swingline Loans

Swingline loans will bear interest at the Base Rate plus the applicable Interest Margin.

Default Interest:	(a) Automatically upon the occurrence and during the continuance of any payment event of default or upon a bankruptcy event of default of any Credit Party or (b) at the election of the Required Lenders (or the Administrative Agent at the direction of Required Lenders), upon the occurrence and during the continuance of any other event of default, all outstanding principal, fees and other obligations under the Senior Credit Facilities shall bear interest at a rate per annum of 2% in excess of the rate then applicable to such loan (including the applicable Interest Margin), fee or other obligation and shall be payable on demand of the Administrative Agent.

Interest Margins:	The applicable interest margins (the “Interest Margins”) will be based on the Pricing Grid set forth below.

Commitment Fee:	A commitment fee (the “Commitment Fee”) will accrue on the unused amounts of the commitments under the Revolving Credit Facility, with exclusions for Defaulting Lenders. Swingline loans will, for purposes of the Commitment Fee calculations only, not be deemed to be a utilization of the Revolving Credit Facility. Such Commitment Fee will be based on the Pricing Grid set forth below. All accrued Commitment Fees will be fully earned and due and payable quarterly in arrears for the account of the Lenders under the Revolving Credit Facility and will accrue from the Closing Date.

Letter of Credit Fees:	The Borrower will pay to the Administrative Agent, for the account of the Lenders under the Revolving Credit Facility, letter of credit participation fees equal to the Interest Margin for SOFR Loans under the Revolving Credit Facility, in each case, on the undrawn amount of all outstanding Letters of Credit.

Other Fees:	The Lead Arranger, the Administrative Agent and the Issuing Lender(s) will receive such other fees as will have been separately agreed among them and the Borrower.

Pricing Grid:	The applicable Interest Margins and the Commitment Fee shall be based on the Total Leverage Ratio pursuant to the following grid:

Level	Total Leverage Ratio	Interest Margin for SOFR Loans	Interest Margin for Base Rate Loans	Commitment Fee
1	Less than 1.50 to 1.00	1.50%	0.50%	0.20%
2	Greater than or equal to 1.50 to 1.00 but less than 2.00 to 1.00	1.75%	0.75%	0.25%
3	Greater than or equal to 2.00 to 1.00 but less than 2.75 to 1.00	2.00%	1.00%	0.25%
4	Greater than or equal to 2.75 to 1.00	2.25%	1.25%	0.30%

The applicable Interest Margins and the Commitment Fee shall be based on Level 2 of the Pricing Grid until the calculation date following the receipt by the Administrative Agent and the Lenders of the financial information and related compliance certificate for the first full fiscal quarter ending after the Closing Date.

ANNEX B

Project Blues

Senior Secured Credit Facilities

Conditions Annex

Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Commitment Letter to which this Annex is attached or in Annex A to the Commitment Letter

The Closing Date and the making of the initial extensions of credit under the Senior Credit Facilities will be subject solely to the satisfaction of the following conditions precedent:

1.    The Financing Documentation, which shall be consistent, in each case, with the Commitment Documents and shall be otherwise reasonably satisfactory to the Lead Arranger and the Borrower, will have been executed and delivered to the Administrative Agent and the Administrative Agent shall have received customary and reasonably satisfactory legal opinions, evidence of authorization, organizational documents, incumbencies, customary insurance certificates, good standing certificates (with respect to the applicable jurisdiction of incorporation or organization of each Credit Party) and customary officer’s certificates.

2.    Subject to the Limited Conditionality Provision, the Lead Arranger shall have received satisfactory evidence that the Administrative Agent (on behalf of the Lenders) shall have a valid and perfected first priority (subject to certain exceptions to be set forth in the Financing Documentation) lien and security interest in the Collateral (including, without limitation, receipt of all certificates evidencing pledged capital stock or membership or partnership interests, as applicable, with accompanying executed stock powers, all UCC financing statements to be filed in the applicable government UCC filing offices, all intellectual property security agreements to be filed with the United States Copyright Office or the United States Patent and Trademark Office, as applicable, and to the extent required by the Lead Arranger prior to the Closing Date, all deposit account and securities account control agreements), and all filings, recordations and searches reasonably deemed necessary or desirable by the Lead Arranger in connection with the security interests in and liens on the Collateral shall have been duly made or obtained and all filing and recording fees and taxes in connection therewith shall have been duly paid (including UCC and to the extent required by the Lead Arranger prior to the Closing Date, intellectual property searches and other lien searches, insurance certificates and endorsements, and landlord waivers and access letters); provided that (i) with respect to certain collateral deliverables (including, without limitation, control agreements, landlord waivers and related documentation) which cannot practically be delivered on or before the Closing Date, such items shall be permitted to be delivered on a post-closing basis within a timeframe to be mutually agreed upon and (ii) the Loan Parties shall only be required to use commercially reasonable efforts to obtain landlord waivers and collateral access letters.

3.    The Acquisition shall be consummated substantially concurrently with the initial funding of the Senior Credit Facilities in all material respects in accordance with the Agreement and Plan of Merger dated as of March 20, 2022 by and among the Borrower, HBP Merger Sub, Inc., a Delaware corporation, and the Acquired Company (including all exhibits and schedules thereto, the “Acquisition Agreement”), without giving effect to any amendments, waivers, modifications or consents thereunder that are materially adverse to the interests of the Lenders or the Commitment Parties unless approved in writing by the Commitment Parties;

provided that (a) any increase in the purchase price shall be deemed to be not materially adverse to the Lenders and the Commitment Parties so long as such increase is not funded with additional indebtedness, (b) any decrease in the purchase price shall not be materially adverse to the Lenders and the Commitment Parties so long as (i) such decrease is less than 10% of the purchase price in respect of the Acquisition or (ii) 100% of such decrease is applied to reduce the amount of the Term Loan Facility on a dollar-for-dollar basis, and (c) any amendment, waiver or other modification of (i) the definition of “Material Adverse Effect” as set forth therein, (ii) the definition of “End Date” as set forth therein or the dates set forth in Section 10.1(a)(i) thereof, (iii) the conditions set forth in Section 2.2 of the Acquisition Agreement (including Annex I thereto) or (iv) any of the third party beneficiary rights or related provisions of the Acquisition Agreement applicable to the Commitment Parties and/or the Lenders (including, but not limited to, Section 11.9 thereof), shall be materially adverse to the interests of the Lenders and the Commitment Parties.

4.    Since December 31, 2021, there has not been any change, occurrence, circumstance, condition, event, effect, development or state of facts that, individually or in the aggregate, have had a Material Adverse Effect (as defined in the Acquisition Agreement).

5.    The Refinancing shall have been consummated prior to, or shall be consummated substantially simultaneously with the initial borrowing under the Senior Credit Facilities, and the Administrative Agent shall have received customary payoff letters in connection therewith confirming that, upon receipt of the payoff amount thereunder, all outstanding indebtedness for borrowed money with respect thereto shall have been fully repaid (except to the extent being so repaid with the proceeds of the initial borrowings under the Senior Credit Facilities and to the extent outstanding letters of credit are continued under the Revolving Credit Facility) and all commitments thereunder shall have been terminated and cancelled and all liens in connection therewith shall have been terminated and released, in each case prior to or concurrently with the initial borrowing under the Senior Credit Facilities.

6.    The Lead Arranger shall have received:

(a)    with respect to the Acquired Company and its subsidiaries, (i) audited consolidated balance sheets and related consolidated statements of income, shareholder’s equity and cash flows for the fiscal years 2019, 2020 and 2021 and (ii) unaudited consolidated balance sheets and related consolidated statements of income and cash flows for each interim fiscal quarter ended after December 31, 2021 and at least 45 days prior to the Closing Date;

(b)    with respect to the Borrower and its subsidiaries, (i) audited consolidated balance sheets and related consolidated statements of income, shareholder’s equity and cash flows for the fiscal years 2019, 2020 and 2021 and (ii) unaudited consolidated balance sheets and related consolidated statements of income and cash flows for each interim fiscal quarter ended after December 31, 2021 and at least 45 days prior to the Closing Date;

(c)    a pro forma consolidated balance sheet and related pro forma consolidated statements of income and cash flows of the Borrower and its subsidiaries after giving effect to the Transactions for the four-quarter period ending on the last day of the most recent fiscal quarter ending at least 45 days before the Closing Date, prepared after giving pro forma effect to the Transactions;

(d)    projections prepared by management of balance sheets, income statements and cash flow statements of the Borrower and its subsidiaries for the five (5) years following the Closing Date; and

(e)    a certificate from the chief financial officer of the Borrower with respect to solvency (on a consolidated basis) of the Borrower and its subsidiaries as of the Closing Date after giving effect to the Transactions in substantially the form attached hereto as Exhibit I.

7.    The Lead Arranger shall have received, at least five (5) business days prior to the Closing Date, a Beneficial Ownership Certification under 31 C.F.R. 1010.230 and all documentation and other information required by regulatory authorities under applicable “know your customer”, anti-money-laundering, beneficial ownership and other similar rules and regulations, including, without limitation, the PATRIOT Act, that has been requested at least ten (10) business days prior to the Closing Date.

8.    All fees and expenses due to the Lead Arranger, the Administrative Agent and the Lenders required to be paid on the Closing Date pursuant to the Commitment Documents (including the fees and expenses of counsel for the Lead Arranger and the Administrative Agent) will have been paid or shall be paid substantially contemporaneously with the initial funding of the Senior Credit Facilities to the extent invoiced at least two (2) business days prior to the Closing Date or otherwise approved by the Borrower in a funds flow or settlement statement for the Transactions.

9.    The Specified Purchase Agreement Representations will be true and correct to the extent required by the Limited Conditionality Provision and the Specified Representations will be true and correct in all material respects (or if qualified by materiality or material adverse effect, in all respects).

10.    The Closing Date shall not occur prior to the date that is forty (40) days after the date of the Acquisition Agreement.

Exhibit I to Annex B

Form of Solvency Certificate

[DATE]

This Solvency Certificate is being executed and delivered pursuant to Section [    ] of that certain Credit Agreement dated as of the date hereof (as amended, amended and restated, supplemented or otherwise modified as of the date hereof, the “Credit Agreement”), by and among Woodgrain Inc., an Oregon corporation (the “Borrower”), the several financial institutions from time to time party thereto, as lenders (the “Lenders”), and Wells Fargo Bank, National Association, as administrative agent (the “Administrative Agent”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Credit Agreement.

I, [                    ], the [Chief Financial Officer] of the Borrower, in such capacity and not in an individual capacity, hereby certify as follows:

1.    I am generally familiar with the finances, businesses and assets of the Borrower and its Subsidiaries, on a consolidated basis, and am duly authorized to execute this Solvency Certificate on behalf of the Borrower pursuant to the Credit Agreement. I have reviewed the Loan Documents and such other documentation and information and have made such investigation and inquiries as I have deemed necessary and prudent therefor;

2.     As of the date hereof and after giving effect to the Transactions and the incurrence of the indebtedness and obligations being incurred in connection with the Credit Agreement and the Transactions, that:

(a)

the fair value of the assets of the Borrower and its Subsidiaries, on a consolidated basis, is greater than the total amount of liabilities, including contingent liabilities, of the Borrower and its Subsidiaries, on a consolidated basis;

(b)

the present fair salable value of the assets of the Borrower and its Subsidiaries, on a consolidated basis, is not less than the amount that will be required to pay the probable liability of the Borrower and its Subsidiaries, on a consolidated basis, on its debts as they become absolute and matured;

(c)

the Borrower and its Subsidiaries, on a consolidated basis, are able to pay their debts and liabilities, subordinated, contingent or otherwise, and other commitments as such debts and liabilities become absolute and matured;

(d)

the Borrower and its Subsidiaries, on a consolidated basis, are not engaged in business or a transaction, and is not about to engage in business or a transaction, for which the property of the Borrower and its Subsidiaries, on a consolidated basis, would constitute an unreasonably small capital; and

(e)

the Borrower and its Subsidiaries, on a consolidated basis, are able to pay their respective debts and liabilities, contingent obligations and other commitments as they mature in the ordinary course of business.

Annex A – Term Sheet

For purposes hereof, the amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability

3.    I acknowledge that the Administrative Agent and the Lenders are relying on the truth and accuracy of this Solvency Certificate in connection with the making of loans under the Credit Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, I have executed this Solvency Certificate on the date first written above.

WOODGRAIN INC.

By:	/s/ Darin Holderness
Name:	Darin Holderness
Title:	Chief Financial Officer